UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 13, 2017

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On July 13, 2017, Yandex N.V. entered into a Contribution Agreement (the “Contribution Agreement”) with Uber International C.V., a wholly owned subsidiary of Uber Technologies, Inc., to combine their ridesharing, food delivery and related logistics businesses in Russia and neighboring countries.

Pursuant to the Contribution Agreement, the parties will contribute their respective businesses within the territories to a newly formed Dutch company, MLU B.V. (“MLU”).  In addition, Yandex will contribute $100 million in cash and Uber will contribute $225 million in cash to MLU at closing.  Further, Yandex will sell to Uber an additional 2% stake in MLU in exchange for shares of Class A common stock of Uber.  Following closing, MLU will be owned approximately 59.3% by Yandex, 36.6% by Uber, and 4.1% by employees, on a fully diluted basis, reflecting an assumed valuation of the combined business of approximately $3.725 billion.

The combined business will initially operate in the Russian Federation, Kazakhstan, Azerbaijan, Armenia, Belarus and Georgia, with the joint venture territory also including  Kyrgyzstan, Moldova, Tajikistan, Turkmenistan and Uzbekistan, subject to appropriate regulatory approvals.

The boards of directors of both Uber and Yandex have approved the transaction. The closing of the transaction is subject to customary closing conditions, including regulatory approval in the Russian Federation, and is expected to close before the end of 2017. The transaction is not subject to the approval of the shareholders of either Uber or Yandex.

The Contribution Agreement contains warranties, indemnities and covenants customary for a joint venture combination of this nature.  At closing, Yandex and Uber will enter into a shareholders agreement (the “Shareholders Agreement”) in respect of the governance and operation of MLU.  Pursuant to the Shareholders Agreement, Yandex will have the right to appoint a majority of the members of the supervisory board of MLU.  As a significant minority shareholder, Uber will have protective rights customary for a joint venture of this nature. Both parties will agree to customary restrictions on transfer of their shares in MLU, as well as customary rights of first refusal, tag-along, drag along and public offering registration rights. At closing, Yandex and Uber will also enter into a deed of covenant, pursuant to which they will agree not to compete with MLU in the ridesharing, food delivery and related logistics business in the territories for an agreed period, as well as certain non-solicitation restrictions with respect to employees of MLU.

Both parties will license their respective brands to MLU for use in the territories.  In addition, Yandex will license its core maps, location-based services and related technology to MLU.  The MLU business will operate on the existing Yandex.Taxi technology platform, following a transitional period during which riders will be able to use both Yandex and Uber rider-side apps, while the driver-side apps will be integrated.  Uber and MLU will also enter into an agreement to enable their respective riders to roam onto the two companies’ apps when traveling in their respective territories.

Uber will grant Yandex a right to require Uber to repurchase the Uber Class A shares received by Yandex in respect of the secondary sale described above, and Uber will have a right to require Yandex to sell such Uber shares back to Uber during such period, in each case at an agreed valuation and during an agreed time period.

A press release announcing the signing of this agreement is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: July 13, 2017By: /s/ Greg Abovsky

     Greg Abovsky

     Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1

Press Release of Yandex N.V. dated July 13, 2017, announcing a Contribution Agreement with Uber International C.V., a wholly owned subsidiary of Uber Technologies, Inc., to combine their ridesharing, food delivery and related logistics businesses in Russia and neighboring countries.